# EPEC Holdings, Inc. and Subsidiaries

**Consolidated Financial Statements**

**December 31, 2017 and 2016**

EPEC HOLDINGS, INC. AND SUBSIDIARIES

**Contents**

**Officer's Certification**

I, Steven L. Relis, certify that:

1.      I have reviewed the attached financial statements of EPEC Holdings, Inc. for the year ended December 31, 2017 and 2016;

2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

Date:     April 20, 2018

/s/ Steven L Relis
_____
Steven L. Relis
*Chief Financial Officer*

**EPEC Holdings, Inc.**
**Consolidated Balance Sheets**

|  | December 31, 2017 | December 31, 2016 |
|---|---|---|
| **Assets** | | |
| | | |
| **Current Assets** | | |
| Cash | $ 29,417 | $ 2,961 |
| Advances | 247,639 | 124,778 |
| Accounts receivable | 69,908 | 23,308 |
| Note receivable | 22,500 | - |
| Prepaid expenses | 4,842 | 1,349 |
| **Total Current Assets** | 374,307 | 152,396 |
| | | |
| **Other Assets** | | |
| Investment in unconsolidated subsidiaries | 174,205 | 169,551 |
| Investment in marketable securities | - | - |
| Intangible assets | 7,795 | 7,795 |
| **Total Other Assets** | 182,000 | 177,346 |
| **Total Assets** | $ 556,306 | $ 329,742 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| | | |
| **Current Liabilities** | | |
| Accounts payable and accrued expenses | $ 308,084 | $ 196,274 |
| Notes payable - related parties | 25,000 | 25,000 |
| **Total Current Liabilities** | 333,084 | 221,274 |
| | | |
| **Convertible Note Payable, net of debt issuance costs** | 201,912 | - |
| | | |
| **Stockholders' Equity** | | |
| Preferred stock, $.001 par value, 5,000,000 shares auithorized no shares issued and outstanding | - | - |
| Common stock, $0.001 par value, 200,000,000 shares authorized 95,734,245 and 82,004,334 shares issued and outstanding as of December 31, 2017 and 2016, respectively | 9,574 | 8,201 |
| Additional paid in capital | 8,691,090 | 8,361,462 |
| Accumulated deficit | (8,679,354) | (8,261,195) |
| **Total Stockholders' Equity** | 21,310 | 108,468 |
| | | |
| **Total Liabilities and Stockholders' Equity** | $ 556,306 | $ 329,742 |

**EPEC Holdings, Inc.**
**Consolidated Statements of Operations**

| | For the Year Ended December 31, 2017 | 2016 |
|---|---|---|
| **Revenues** | $ 50,255 | $ 30,747 |
| **Operating expenses:** | | |
| General and administrative expenses | 224,689 | 221,253 |
| Stock compensation | 241,000 | 91,800 |
| **Total operating expenses** | 465,689 | 313,053 |
| **Net operating loss** | (415,434) | (282,305) |
| **Other income (expense):** | | |
| Write off of uncollectible note | - | (133,444) |
| Loss on marketable securities | - | (37,600) |
| Interest expense | (2,725) | (2,500) |
| Total other income (expense) | (2,725) | (173,544) |
| **Net loss** | $ (418,159) | $ (455,849) |
| **Other comprehensive Income (loss)** | | |
| Unrealized loss on marketable securities | - | (880) |
| Reclassification adjustment for losses included in net loss | - | 37,600 |
| Total other comprehensive income (loss) | - | 36,720 |
| Total comprehensive income ( loss) | $ (418,159) | $ (419,129) |

**EPEC Holdings, Inc.**
**Consolidated Statements of Cash Flows**

| | For the Year Ended December 31, | |
|---|---|---|
| | **2017** | **2016** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (418,159) | $ (455,849) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Stock Compensation | 241,000 | 91,800 |
| Loss on disposition of marketable securities | - | 37,600 |
| Bad debt | - | 133,444 |
| Changes in operating assets and liabilities | | |
| Advances | (122,862) | (29,812) |
| Accounts receivable | (46,600) | (23,308) |
| Prepaid expenses | (3,493) | (52) |
| Accounts payable and accrued expenses | 111,811 | 98,621 |
| Net cash used in operating activities | (238,302) | (147,556) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Capitalized intangible costs | - | (1,250) |
| Lending on notes receivable | (22,500) | |
| Investment in unconsolidated subsidiaries | (4,654) | (2,439) |
| Net cash provided by (used In) investing activities | (27,154) | (3,689) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Sale of common stock | 90,000 | 149,300 |
| Proceeds of convertible debt offering net of offering costs | 201,912 | - |
| Net cash provided by financing activities | 291,912 | 149,300 |
| Net decrease in cash | 26,456 | (1,945) |
| Cash - beginning of period | 2,961 | 4,906 |
| Cash - end of period | $ 29,417 | $ 2,961 |

**EPEC Holdings, Inc.**
**Consolidated Statement of Changes in Stockholders' Deficit**
**For the Years Ended December 31, 2017 and 2016**

| | Preferred Stock, $.001 Par Value | | Common Stock, $.0001 Par Value | | Additional | Accumulated | Other Comprehensive | Total Stockholders' |
| | Shares | Amount | Shares | Amount | Paid in Capital | Deficit | Income(loss) | Equity (Deficit) |
|---|---|---|---|---|---|---|---|---|
| **Balance -December 31, 2015** | - | - | 77,528,500 $ | 7,753 $ | 8,120,810 $ | (7,805,346) $ | (36,720) $ | 286,497 |
| Issuance of common stock for cash | - | - | 2,488,334 | 249 | 149,051 | - | - | 149,300 |
| Issuance of common stock for services | - | - | 1,800,000 | 180 | 91,620 | - | - | 91,800 |
| Issuance of common stock for warrant conversion | | | 187,500 | 19 | (19) | - | - | - |
| Net loss for the year ended December 31, 2016 | - | - | - | - | - | (455,849) | 36,720 | (419,129) |
| **Balance -December 31, 2016** | - | - | 82,004,334 $ | 8,201 $ | 8,361,462 $ | (8,261,195) $ | - $ | 108,468 |
| Issuance of common stock for cash | - | - | 1,500,000 | 150 | 89,850 | - | - | 90,000 |
| Amortization of stock compensation | - | - | | - | 28,800 | - | - | 28,800 |
| Issuance of stock for services | | | 7,073,286 | 707 | 211,493 | | | 212,200 |
| Issuance of common stock for warrant conversion | | | 5,156,625 | 516 | (516) | - | - | - |
| Net loss for the year ended December 31, 2017 | - | - | - | - | - | (418,159) | | (418,159) |
| **Balance -December 31, 2017** | - | - | 95,734,245 $ | 9,574 $ | 8,691,090 $ | (8,679,354) $ | - $ | 21,310 |

**EPEC HOLDINGS, INC. AND SUBSIDIARIES**

**Notes to Consolidated Financial Statements**
(See independent accountants' review report)
**December 31, 2017 and 2016**

**Note A- Organization and Summary of Significant Accounting Policies**

**[1]    Organization and Business Operations**

EPEC Holdings, Inc. (the "Company") was organized under the laws of the state of Florida, and is headquartered in Broward County, Florida.  The Company was incorporated on October 9, 2008. The Company was formed for the purpose of serving as a holding company for affiliated entities involved in the development and operation of value-added products from Sorghum bicolor, a hearty plant which yields abundant grain and sugar. The Company holds a 100% equity interest in two subsidiaries, The Sorghrum Alliance Corp., and EPEC Spirits, Inc and a minority equity interest in Delta Bio Renewables, LLC. (collectively, the "Entities"). In 2014, after changing the business model, the Company changed its name, dropping the word "biofuels" to more accurately reflect its broader focus. The Company, through its licensee, Jersey Artisan Distiller, Inc. ("JAD") is currently producing, marketing and selling its product known as James F. C. Hyde Sorgho Whiskey.

**[2]    Basis of Consolidation**

The consolidated financial statements include the accounts of the following wholly owned subsidiaries:

- EPEC Spirits, Inc.
- Sorghrum Alliance Corp.

All intercompany balances, transactions and profits or losses have been eliminated in consolidation.

**[3]    Cash and Investments**

The Company's policy is to maintain funds only with financial institutions it considers reputable and where management believes that the risk of loss is minimal. Investment securities that are held by the Company, are bought and held principally for the purpose of selling them in the near term, are classified as "available for sale" and principally consist of equity securities. These investments are carried at fair value with changes in fair value included in other comprehensive income.

**[4]    Accounts Receivable**

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances, net of discounts, markdowns and advertising allowances among other things.  The Company uses the allowance method to provide for uncollectible accounts receivable.  During the years ended December 31, 2017 and 2016 there was no charge to bad debt expense for accounts receivable. In addition, the Company has determined an allowance for doubtful accounts was not necessary as of December 31, 2017 and 2016.

**[5]    Concentration of Credit Risk**

Financial instruments, which potentially subject the Entities to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions and cash balances at each financial institution may exceed insured limits.

**EPEC HOLDINGS, INC. AND SUBSIDIARIES**

**Notes to Consolidated Financial Statements**
(See independent accountants' review report)
**December 31, 2017 and 2016**

**Note A- Organization and Summary of Significant Accounting Policies (continued)**

**[5]    Concentration of Credit Risk (continued)**

The Company believes that there is no significant risk with respect to such deposits. Concentration of credit with respect to receivables primarily represent unsecured credit extended to its suppliers.

**[6]    Fair Value of Financial Instruments**

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")  820-10, "Fair Value Measurements", establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820-10 are described as follows:

Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Entities have the ability to access.

Level 2-Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amounts of cash, advances, accounts receivable, note receivable, and accounts payable and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

**[7]    Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

**EPEC HOLDINGS, INC. AND SUBSIDIARIES**

**Notes to Consolidated Financial Statements**
(See independent accountants' review report)
**December 31, 2017 and 2016**

**Note A- Organization and Summary of Significant Accounting Policies (continued)**

**[7]    Use of Estimates (continued)**

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions impact, among others, the following: the fair value of share-based payments and deferred taxes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

**[8]    Risks and Uncertainties**

The Company operates in an industry that is subject to intense competition and changes in consumer demand. The Company's operations are subject to significant risk and uncertainties, including financial and operational risks and the potential risk of business failure.

**[9]    Revenue Recognition**

The Company recognizes revenue at the time the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. The Company has had limited sales of its products. Royalty fees are recognized when earned in accordance to the license agreement.

**[10]    Investment in Unconsolidated Subsidiary**

Investment in unconsolidated subsidiary is not controlled, and over which the Company does not have the ability to exercise significant influence is accounted for at acquisition cost and adjusted to fair value.

**[11]   Stock Based Compensation**

The Company applies the fair value method of ASC 718, *Share Based Payment*, in accounting for its stock based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock based compensation.

**[12]   Intangible assets**

The Company capitalizes external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and trademarks. The Company expenses costs associated with maintaining and defending patents and trademarks subsequent to their issuance in the period incurred. The Company assesses the potential impairment to all capitalized net patent and trademark costs when events or changes in circumstances

**EPEC HOLDINGS, INC. AND SUBSIDIARIES**

**Notes to Consolidated Financial Statements**
(See independent accountants' review report)
**December 31, 2017 and 2016**

**Note A- Organization and Summary of Significant Accounting Policies (continued)**

**[12]   Intangible assets (continued)**

indicate that the carrying amount of its intangibles may not be recoverable. As of December 31, 2017 and 2016 capitalized trademarks costs totaled $7,795 and $7,795, respectively.

**[13]   Income Taxes**

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Company, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of income tax positions is recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. In 2017 and 2016, the Company had no unrecognized tax benefits or liabilities, and no adjustment to its financial position, results of operations or cash flows were required.

**[14]   Advertising Costs**

Advertising costs are charged to operations when incurred.   Advertising expense was approximately $38,000 and $16,000 for the years ended December 31, 2017 and 2016, respectively.

**[15]   Subsequent Events**

The Company has evaluated subsequent events through April 17, 2018, the date the financial statements were available to be issued and has determined that there are no reportable events except for those events disclosed in Notes I and L.

**[16]   Recent Accounting Pronouncements**

In January 2016, the FASB issued Accounting Standards Update ("ASU") 2016-01, *Recognition and Measurement of    Financial    Liabilities*. This    update    makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly    revises an entity's accounting r elated to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for  financial liabilities measured at fair

**Note A- Organization and Summary of Significant Accounting Policies (continued)**

**[16]  Recent Accounting Pronouncements (continued)**

value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for fiscal   years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842)" ("ASU 2016-02") which supersedes FASB ASC Topic 840, "Leases" and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors.  The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee.  This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively.  A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification.  Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases.  The standard is effective for the Entities beginning January 1, 2020, with early adoption permitted.  The Entities are currently evaluating the impact of adopting ASU 2016-02 on the consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting,* which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. Early adoption is permitted and the updated standard must be adopted no later than the first quarter of fiscal 2018. The Entities are currently evaluating the effect that the updated standard will have on the consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" which supersedes the previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This ASU is effective for fiscal years, and beginning after December 15, 2018. The Entities are currently evaluating the impact of adopting this standard on the consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flow - Classification of Certain Cash Receipts and Cash Payments (Topic 230) ("ASU 2016-15"), which addresses a few specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this new pronouncement on its statement of cash flows.

**Note A- Organization and Summary of Significant Accounting Policies (continued)**

**[16]  Recent Accounting Pronouncements (continued)**

The Company has also evaluated and believes the impact of other issued standards and updates, which are not yet effective, will not have a material impact on the Company's consolidated financial position, results of operations or cash flows upon adoption.

**Note B – Liquidity and Going Concern**

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding the Company's recurring losses or accumulated deficit.

The Company currently has no significant revenue and is experiencing significant losses. These factors raise an uncertainty about its ability to continue as a going concern. Management has financed the Company's operations principally through loans from the founders and related parties and through sales of its common stock. The Company intends to raise money through private equity financing to fund its working capital needs. Management cannot provide any assurances that the Company will be successful in completing these financings and accomplishing any of its plans.

**Note C – Advances**

The Company has advanced funds and purchased biomass and other supplies on behalf of a distiller to produce its products.  The advances are evidenced by a secured promissory note with an original maturity date of December 31, 2016, which was subsequently extended to October 31, 2017 for advances up to $250,000.  The note bears no interest but in the event of a default the interest rate would increase to 18% per annum.  The note is secured by all the assets and intellectual property of the distillers. As of December 31, 2017 and 2016 advances totaled $247,639 and $124,778, respectively.  Management anticipates that this agreement will be updated to coincide with the closing of agreement with JAD as described in Note L

**Note D – Accounts Receivable**

During 2015, the Company ended its relationship with one spirits distiller and entered into an agreement with JAD.  The agreement entered into on July 18, 2015 granted a non-exclusive license to use the brand and mark "JFC Hyde" in the United States of America.   The agreement requires the licensee to manage all distillation, bottling, sales and distribution for a fixed royalty fee.  For the years ended December 31, 2017 and 2016, royalty revenues totaled $46,600 and $23,308, respectively.

**Note E – Notes Receivable**

The Company held a promissory note with an investor dated October 11, 2013 with an original principal balance of $150,000, and interest at a rate of 12% per annum. The unpaid principal balance at January 1, 2015 was $98,000. During 2016, the Company received a principal payment of $3,000 but subsequently determined that the note was uncollectible. The Company recorded bad debt expense of $133,444, comprised of principal of $95,000 and unpaid accrued interest of $38,444.

**Note E – Notes Receivable, continued**

On December 7, 2017, the Company acquired 50% interest in bridge notes that were provided to the lenders of Jersey Artisan Distilling, Inc (JAD) by certain shareholders of the Company. The amount of invested totaled $22,500 and gave the company a direct security interest in the assets of the Company.

**Note F – Investment of Unconsolidated Subsidiary**

On May 7, 2012 the Company acquired a 16.45% interest in Delta Bio Renewables, LLC a Tennessee based Company that grows and cultivates sweet sorghum Biomass. As of December 31, 2016 the interest has been reduced to 12.766% due to dilution. The Company has accounted for this investment of unconsolidated subsidiary at acquisition cost and has classified the investment as available for sale.

The Company reports the investment at fair value. During 2015 the Company determined that the investment had declined in value and that the impairment was other than temporary. Accordingly, the Company reduced the carrying value of the investment by $70,500 and recognized a loss for that amount.

The investment is classified as a level 3 investment in the fair value hierarchy. The changes in the level 3 investment are summarized as follows:

| | |
|---|---:|
| Balance – December 31, 2015 | 167,112 |
| Investment made during 2016 | 2,439 |
| Balance – December 31, 2016 | $ 169,551 |
| Investment made during 2017 | 4,654 |
| Balance – December 31, 2017 | $ 174,205 |

Carrying value approximates fair value as of December 31, 2017 and 2016.

**Note G – Investment in Marketable Securities**

As a result of the disposition of all of the marketable securities during the year ended December 31, 2016, all prior unrealized losses plus the 2016 unrealized loss of $880 have been realized and are included in net loss and reclassified in determining other comprehensive income for the year ended December 31, 2016. The reclassification adjustment for realized losses for the year ended December 31, 2016 was $37,600.

**Note H – Related Party Transactions**

On August 12, 2015, one of the Company's directors advanced $25,000 to pay for various activities of the Company. Such amounts are payable upon demand and accrue interest at 10% per annum. As of December 31, 2017 and 2016, accrued and unpaid interest totaled $5,966 and $3,466, respectively and are included in accounts payable and accrued expenses. Interest expense was $2,500 and $2,500 for the years ended December 31, 2017 and 2016, respectively.

**Note I – Convertible Note A**

On October 19, 2017, the Company issued a total of 279 notes totaling $222,459. These notes mature 12 months after issuance and accrue simple interest at 3% per annum. These notes convert at a fixed valuation as defined in the agreement and will automatically convert upon a qualified financing of greater than $1.0 Million or a change of control. In the event that the maturity date is reached prior to the qualified financing or change of control the notes will convert automatically in non-voting common shares. Debt issuance costs totaled $20,547 in connection with these notes.

**Note J – Stockholders' Equity**

**Common Stock**

On December 9, 2017, the Company increased the number of shares it's authorized to issue 200,000,000 shares of common stock with a par value of $0.0001.

During 2017 and 2016, the Company sold 1,500,000 and 2,488,334 shares, respectively, for $0.06 per share and issued a like number of three year warrants (see warrants below).

Also during 2017 and 2016, the Company issued 7,073,334 and 1,800,000 shares, respectively, for services performed at valued at $0.03 and $0.06 per share, respectively. For the years ended December 31, 2017 and 2016, the Company recognized stock compensation expense totaling approximately $241,000 and $92,000, respectively, in connection with these shares and others previously issued by the Company.

**Warrants**

The Company had the following warrant activity:

| | Warrants | Weighted Average Exercise Price |
|---|---|---|
| Outstanding – January 1, 2016 | 3,399,084 | $ 0.02 |
| Exercisable – January 1, 2016 | 3,399,084 | 0.02 |
| Granted | 2,488,334 | 0.003 |
| Exercised | (208,333) | 0.003 |
| Forfeited/cancelled | (750,000) | 0.05 |
| Outstanding – December 31, 2016 | 4,929,085 | 0.01 |
| Exercisable - December 31, 2016 | 4,929,085 | 0.01 |
| Granted | 1,500,000 | 0.003 |
| Exercised | (5,729,585) | 0.003 |
| Outstanding – December 31, 2017 | 699,500 | $ 0.05 |
| Exercisable – December 31, 2017 | 699,500 | $ 0.05 |

| | Warrants Outstanding | | Warrants Exercisable | |
|---|---|---|---|---|
| Range of Exercise prices | Number Outstanding | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price | Number Exercisable |
| $ 0.003 - 0.05 | | 2.24 Years | $ 0.01 | 699,500 |

14

**Note J – Stockholders' Equity, Continued**

**Warrants, continued**

In January of 2017, the Company repriced certain of the warrants issued to its investors from $0.04 to $0.003 with a cashless exercise option. As such, the above table has been retroactively restated to reflect this change in price.

**Note K – Income Taxes**

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2017 and 2016 consists of the following:

|  | 2017 | 2016 |
|---|---|---|
| Gross deferred tax assets: |  |  |
| Net operating loss carryforwards | $ 528,316 | $ 494,965 |
| Accrued compensation | 79,625 | 47,941 |
| Total deferred tax assets | 607,941 | 542,906 |
| Less: valuation allowance | (607,941) | (542,906 |
| Net deferred tax asset | $ – | $ – |

The valuation allowance increased by $65,035 and $125,780 for the years ended December 31, 2017 and 2016, respectively.

The actual tax benefit differs from the expected tax benefit (computed by applying the U.S. Federal Corporate tax rate of 34% to income before taxes and 5.5% for State income taxes, a blended rate of 37.63%) approximately as follows:

|  | 2017 | 2016 |
|---|---|---|
| Expected tax benefit – Federal | $ (134,354) | $ (138,456) |
| Expected tax benefit – State | (22,999) | (23,701) |
| Non-deductible stock compensation | 90,688 | 34,544 |
| Meals and entertainment | 1,630 | 1,833 |
| Change in Valuation Allowance | 65,035 | 125,780 |
| Actual tax expense (benefit) | $ – | $ – |

The Company has a net operating loss carryforward for tax purposes totaling approximately $1.4 million at December 31, 2017, which begins to expire in 2028. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax asset has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

**Note K – Contingencies**

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. As of December 31, 2017 and 2016, there was no pending or threatened litigation.

**Note L – Subsequent Events**

On May 31, 2017, the Company entered into a binding agreement to acquire a controlling interest in JAD, a New Jersey based distiller of spirits which include the Company's current product offering, James F.C, Hyde Original Sorgho Whiskey. The closing, which was originally anticipated to be on or about August 31, 2017 and now expected to be completed in May 2018, is subject to satisfactory due diligence by the Company. The purchase price of $400,000 will be paid in the form of the Company's common stock valued at $0.05 per share. Assuming that the Company is able to acquire 100% of JAD, the Company will have to issue 8 Million common shares to complete the transaction.

On March 30, 2018, the Company completed a partial acquisition of JAD by issuing 1,764,706 shares of the Company's common stock in exchange for a 30% interest.

**Convertible Note B**

During the first quarter of 2018, the Company is in the process of issuing convertible notes under the same terms as the Convertible Note A. As of April 17, 2018 totaling proceeds of approximately $220,050 has been raised. The total of the offering is limited to $308,000 and will close in April 2018.